SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Reported): <u>October 16, 2003</u>

CHARTER ONE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-15495**	**34-1567092**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1215 Superior Avenue, Cleveland, Ohio	**44114**
(Address of principal executive offices)	(Zip Code)

(216) 566-5300

(Registrant's telephone number, including area code)

NOT APPLICABLE

(Former name or former address, if changed since report)

ITEM 12. Results of Operations and Financial Condition

On October 16, 2003, the Registrant issued the following earnings release for the quarterly period ended September 30, 2003:

[CHARTER ONE LOGO]

News Release

CONTACT: ELLEN BATKIE (800) 262-6301

CHARTER ONE REPORTS 3rd QTR EPS OF $.69, UP 13%

Highlights for the quarter ended 9/30/03:

- Net earnings of $.69 per share, up 13% over 3Q 2002
- Retail banking revenue up 12% over 3Q 2002; deposit-related portion up 14%
- Retail consumer checking accounts up an annualized 18% in 3Q 2003
- Noninterest-bearing deposits (excluding custodial balances) up an annualized 31% in 3Q 2003
- Loan and lease portfolio up 10% in 3Q 2003, including 7% growth in non-single family
- Single-family loans and MBSs down $2 billion in 3Q 2003
- NPAs of .67% of loans and leases; underperforming assets of .85% of loans and leases

CLEVELAND, Ohio, October 16, 2003 — Charter One Financial, Inc. (NYSE:CF), the holding company of Charter One Bank, N.A., today reported net income of $159.1 million for the three months ended September 30, 2003, or $.69 per diluted share. This was up 13.1% from $.61 in diluted earnings per share reported in the year ago quarter.

Net income for the quarter generated annualized returns of 1.46% on average assets, 20.12% on average equity, and 23.59% on average tangible equity. In the year ago quarter, the returns were 1.46% on average assets, 18.89% on average equity and 21.70% on average tangible equity.

“Not only are we reporting solid results for the third quarter, but the period was marked by measurable progress toward goals we previously identified as critical to increasing franchise value and positioning us for consistent long-term earnings growth,” commented Charles John Koch, Charter One’s Chairman and Chief Executive Officer. “Our primary goals include reducing single-family loan exposure and increasing noninterest-bearing deposits. During the three months, we reduced single-family loans and securities by $2 billion and replaced them with $1.2 billion in non-single family loans and leases. The growth in noninterest-bearing deposits was equally impressive. Excluding the benefits of custodial accounts, we posted a 31% annualized growth rate this quarter, adding $147 million in balances. Finally, we were able to use recoveries from the MSR valuation allowance to offset the reduction in earning assets as we work to reduce single-family loan exposure and the margin compression resulting from the rate environment, as well as to continue the support for our retail initiatives. Over the next few quarters, we plan on continuing our efforts to reduce our exposure to single-family loans and securities which will likely limit overall asset growth. As we previously stated, this strategy could constrain the growth in net interest income for the near term.”

Net interest income and net yield - Net interest income was $285.3 million for the three months ended September 30, 2003, down 3.4% from the previous quarter and 1.7% from the year ago quarter. The decline from the previous quarter was attributable to a 1.5% decrease in average earning assets primarily related to the planned reduction in single-family loan exposure. The decline from the year ago quarter resulted from the decrease in net yield over the 12 months. Net yield declined to 2.80% during the third quarter of 2003 from 2.84% during the second quarter of 2003 and 3.17% during the third quarter of 2002.

Retail banking revenue - Retail banking revenue totaled $94.2 million for the three months ended September 30, 2003, up 11.9% from the comparable 2002 quarter. The biggest driver of the increase was deposit-related revenue, which totaled $82.7 million, up 14.4% over the year ago quarter. Deposit-related revenue reflected the benefits of the Company's strategy to emphasize noninterest-bearing checking account growth. The third quarter of 2003 included the impact of reduced revenue from debit card transactions that resulted from the MasterCard settlement earlier this year. The settlement, which went into effect August 1, 2003, reduced third quarter revenue by approximately $2.3 million. Without that reduction, third quarter 2003 deposit-related revenue would have been up 17.5% over the third quarter of 2002. The other components of retail banking revenue include fees from retail brokerage activities ($7.6 million, down 10.7% from the year ago quarter), and other revenue related to retail operations ($3.9 million, up 15.8%).

Mortgage banking revenue - The mortgage banking category includes revenue associated with Charter One's mortgage banking operations, adjusted by the amortization and valuation adjustments related to its mortgage servicing rights asset ("MSR"). During the third quarter, MSR-related adjustments added $50 million to revenue as the Company decreased the valuation allowance to $83 million in response to slower projected prepayment speeds in its loan servicing portfolio. The total mortgage banking revenue, excluding MSR-related adjustments, was $15 million in the third quarter of 2003 compared to $19 million in the year ago quarter. The portfolio serviced for others totaled $16.7 billion at September 30, 2003, and carried a weighted average coupon of 6.24%. The portfolio declined from $18.9 billion at June 30, 2003, reflecting prepayments and the lack of securitization activity during the quarter. The related MSR is now 1.01% of the portfolio at $169 million. With an average servicing spread of 35 basis points, that translates into an MSR valuation of 2.9 times the servicing spread.

Net gains - During the third quarter of 2003, the Company reported net gains of $16.1 million. This included $28 million in net gains ($40 million in gains and $12 million in losses) from the sale of $2.4 billion of mortgage-backed securities, as well as $5 million in SFAS 133 gains on interest-rate exchange agreements. Offsetting the gains was $18 million from the termination of a $250 million FHLB advance (with a weighted average cost of 4.99%) scheduled to mature in 2006. As of September 30, 2003, unrealized pretax gains in the mortgage-backed securities portfolio totaled $147 million, compared with $297 million at June 30, 2003. The Company has committed to sell $1.6 billion in mortgage-backed securities for settlement in the fourth quarter, which will result in a realized gain of $42 million.

Leasing operations - Other income from leasing operations was reflected as a loss of $4.1 million in the third quarter of 2003, compared with income of $404,000 in the third quarter of

2

2002.   The loss in the third quarter of 2003 resulted from $5.5 million in residual adjustments on miscellaneous equipment, none of which was related to aircraft.

Operating expenses — Administrative expenses totaled $194.8 million in the three months ended September 30, 2003, unchanged from the previous quarter and up 13.7% from the year ago quarter. In general, the higher level of expenses reflects a franchise growth of 23%, with 107 banking centers added in the past 12 months. The efficiency ratio was 41.84% for the third quarter of 2003, compared to 41.14% for the second quarter of 2003 and 39.90% for the third quarter of 2002. Excluding net gains and the MSR-related adjustments results in an efficiency ratio of 48.79%, compared to 47.32% for the second quarter of 2003, and 42.67% for the third quarter of 2002.

Lending portfolio growth and production — Loans and leases before reserves totaled $28.4 billion at September 30, 2003, up 10% in the quarter. Only $225 million in loans were securitized during the quarter, making this the first quarter since March 31, 2000 where the portfolio growth rate was not significantly masked by securitizations. Non-single family loans totaled $18.6 billion at September 30, 2003, up 7% in three months. The non-single family growth was led by a three-month increase of 20% in retail consumer loans (principally home equity lines and loans) and 17% in the small business component of corporate banking. Small business loans now total $676 million of the $1.6 billion corporate banking portfolio. The total loan portfolio continues to be primarily consumer based, with 78% in consumer-oriented products and 22% in commercial lending (including multifamily real estate).

Loan and lease originations totaled a record $7.3 billion during the third quarter of 2003, compared to $6.7 billion during the second quarter of 2003 and $5.3 billion in the third quarter of 2002. Non-single family loan originations totaled $3.3 billion, or 46% of the total. The non-single family activity was led by a record $1.4 billion in consumer loans, and $909 million in auto finance loans.

Mortgage-backed securities available for sale — Mortgage-backed securities available for sale totaled $11.1 billion at September 30, 2003, down $3.2 billion during the quarter. At September 30, 2003, the portfolio was comprised of 91% in fixed-rate securities with a duration of approximately 2.7 years, and 9% in floating-rate securities.

Deposits - Deposits totaled $28 billion at September 30, 2003, up $106 million in the third quarter. Core deposits (checking, money market and savings accounts) accounted for $17.3 billion, or 62% of the total. At the beginning of this year, the Company indicated it would emphasize noninterest-bearing checking growth, as opposed to total deposits as in previous years. Excluding custodial balances, noninterest-bearing deposits totaled $2 billion at September 30, 2003, up an annualized 31% in the third quarter and 31% (excluding the Advance acquisition) in the past 12 months. Custodial balances totaled $719 million at September 30, 2003, $761 million at June 30, 2003, and $506 million at September 30, 2002.

The push into small business banking continued to post impressive results during the third quarter. Business deposits, which are included in core deposits, increased to $2 billion at September 30, 2003, up $189 million, or 10% (40% annualized), during the three-month period.

3

Finally, the retail sales force has been focusing intensely on net growth in the number of checking accounts in 2003. Charter One ended the third quarter with 1,435,300 checking accounts, up from 1,373,700 accounts at June 30, 2003, for an annualized growth rate of 18%.

Retail expansion update - During 2003, Charter One initiated an aggressive de novo expansion plan. The initiative has led to 92 new banking centers since the end of 2002 (excluding 13 added in the July acquisition of Advance Bancorp), with 44 opened during the third quarter. In-store banking centers represented 82 of the banking centers opened this year and 42 of those opened in the third quarter. Charter One's in-store franchise now includes 131 banking centers, or 23% of its retail network. Current plans bring the total new banking centers anticipated for 2003 to 125, including 99 in-store locations. The Company expects additional expansion during 2004. The Company is monitoring its de novo success by looking at branches after 30, 60, 90 and 120 days. The median results for banking centers opened through August 31, 2003 were: after being open 30 days (62 banking centers) — $1.6 million in deposits and 268 checking accounts; after 60 days (52 banking centers) — $3.5 million in deposits and 410 checking accounts; after 90 days (40 banking centers) — $4.6 million and 499 checking accounts; after 120 days (27 banking centers) — $6.2 million and 577 checking accounts.

Credit quality and allowance for loan losses - During the third quarter of 2003, the total provision for the quarter exceeded net charge-offs by $13 million, increasing the allowance for loan and lease losses to $389 million at September 30, 2003, which was 1.37% of total loans and leases at September 30, 2003. Net charge-offs during the third quarter of 2003 totaled $24.7 million, or .37% of average loans and leases (annualized).

At September 30, 2003, nonperforming assets totaled $189 million or .67% of loans, leases and collateral owned, down from $206 million or .81% at June 30, 2003. Underperforming assets (including nonperforming assets, troubled debt restructuring and loans delinquent 90 days and still accruing) totaled $240 million or .85% of loans, leases and collateral owned, compared to $251 million or .98% at June 30, 2003.

Stock repurchase update - On April 23, 2002, the Company authorized a new repurchase program that permits the repurchase of 10% of its outstanding shares, or approximately 22 million shares. The Company repurchased 3.9 million shares under the authorization during the third quarter of 2003 at an average cost of $31.49 per share, and 6.6 million shares at an average cost of $31.00 per share during the nine months ended September 30, 2003. As of September 30, 2003, the total repurchased under the current authorization was 14.6 million shares at an average cost of $30.99 per share, leaving approximately 7 million shares remaining under the program.

Company profile — Charter One has $43 billion in total assets, making it one of the 25 largest bank holding companies in the country. The Bank has 566 banking center locations in Ohio, Michigan, New York, Illinois, Massachusetts, Vermont, Indiana, Connecticut and Pennsylvania. The Company's diverse product set includes: consumer banking, indirect auto finance, commercial leasing, business lending, commercial real estate lending, mortgage banking, and retail investment products. For additional information, including press releases, investor

4

presentations, committee charters, and reports filed with the SEC, investors are directed to Charter One's web site: www.charterone.com.

The Company has scheduled a conference call to discuss quarterly results for 10:00 a.m. eastern daylight savings time on Friday, October 17, 2003. To participate in the call, dial (888) 428-4479 and ask for the Charter One 3rd quarter earnings call. The call is available on a replay basis until October 24, 2003 by dialing (320) 365-3844, access code 669643. Alternatively, the call will be available through Charter One's website, both on a live and a replay basis.

Forward-Looking Information

This release contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition and earnings, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) revenue growth is lower than expected; (2) competitive pressures among depository institutions increase significantly; (3) changes in the interest rate environment reduce interest margins; (4) deterioration in the credit quality of the Company's loan portfolio requires higher loss provisions; (5) general economic conditions, either nationally or in the states in which the Company does business, are less favorable than expected; (6) legislation or regulatory changes adversely affect the businesses in which the Company is engaged; and (7) ongoing geopolitical conflicts add unexpected stress on the economy or customer base. Other factors that may affect these statements are identified in previous filings with the Securities and Exchange Commission.

####

5

CHARTER ONE FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

		Three Months Ended			
	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands, except per share data)				
Interest income:					
Loans and leases	$ 368,952	$ 367,602	$ 377,724	$ 418,711	$ 410,237
Mortgage-backed securities:					
Available for sale	129,695	154,490	149,311	131,821	135,099
Held to maturity	5,326	6,858	8,269	9,991	10,695
Investment securities:					
Available for sale	3,563	3,297	3,043	2,969	2,939
Held to maturity	51	56	54	60	61
Other interest-earning assets	7,531	7,856	7,385	8,184	9,729
Total interest income	515,118	540,159	545,786	571,736	568,760
Interest expense:					
Deposits	115,862	126,734	133,743	154,018	160,821
Federal Home Loan Bank advances	100,813	104,025	99,799	105,492	103,729
Other borrowings	13,185	13,969	13,203	13,627	13,943
Total interest expense	229,860	244,728	246,745	273,137	278,493
Net interest income	285,258	295,431	299,041	298,599	290,267
Provision for loan and lease losses	37,663	35,360	61,471	60,314	47,695
Net interest income after provision for loan and lease losses	247,595	260,071	237,570	238,285	242,572
Other income:					
Retail banking	94,183	97,087	84,100	89,261	84,175
Mortgage banking	65,604	(23,895)	(27)	(1,992)	(36,961)
Leasing operations	(4,118)	(12,230)	(6,856)	(4,566)	404
Net gains	16,112	108,549	76,653	61,585	83,881
Bank owned life insurance and other	8,638	8,450	7,956	7,834	7,582
Total other income	180,419	177,961	161,826	152,122	139,081
Administrative expenses:					
Compensation and employee benefits	92,582	90,790	87,056	81,827	81,443
Net occupancy and equipment	31,985	30,466	31,186	30,360	30,288
Marketing expenses	22,411	20,205	13,647	9,843	11,788
Federal deposit insurance premiums	1,118	1,125	1,142	1,142	1,104
Other administrative expenses	46,733	52,168	50,261	53,716	46,683
Total administrative expenses	194,829	194,754	183,292	176,888	171,306
Income before income taxes	233,185	243,278	216,104	213,519	210,347
Income taxes	74,036	77,241	68,613	67,793	66,785
Net income	$ 159,149	$ 166,037	$ 147,491	$ 145,726	$ 143,562
Basic earnings per share	$ .71	$ .74	$ .66	$ .65	$ .63
Diluted earnings per share	$ .69	$ .72	$ .64	$ .63	$ .61
Average common shares outstanding:					
Basic	224,399,805	225,501,687	224,997,398	225,561,551	228,765,954
Diluted	230,661,929	231,095,694	230,460,847	231,502,688	235,615,457
Cash dividends declared per share	$ .26	$ .24	$ .22	$ .22	$ .21

CHARTER ONE FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine Months Ended	
	9/30/03	9/30/02
	(Dollars in thousands, except per share data)	
Interest income:		
Loans and leases	$ 1,114,278	$ 1,253,132
Mortgage-backed securities:		
Available for sale	433,496	388,000
Held to maturity	20,453	37,756
Investment securities:		
Available for sale	9,903	8,526
Held to maturity	161	192
Other interest-earning assets	22,772	27,119
Total interest income	1,601,063	1,714,725
Interest expense:		
Deposits	376,339	500,798
Federal Home Loan Bank advances	304,637	311,372
Other borrowings	40,357	31,324
Total interest expense	721,333	843,494
Net interest income	879,730	871,231
Provision for loan and lease losses	134,494	131,689
Net interest income after provision for loan and lease losses	745,236	739,542
Other income:		
Retail banking	275,370	241,474
Mortgage banking	41,682	(16,503)
Leasing operations	(23,204)	991
Net gains	201,314	143,448
Bank owned life insurance and other	25,044	26,014
Total other income	520,206	395,424
Administrative expenses:		
Compensation and employee benefits	270,428	239,340
Net occupancy and equipment	93,637	86,485
Marketing expenses	56,263	30,629
Federal deposit insurance premiums	3,385	3,421
Other administrative expenses	149,162	142,209
Total administrative expenses	572,875	502,084
Income before income taxes	692,567	632,882
Income taxes	219,890	200,940
Net income	$ 472,677	$ 431,942
Basic earnings per share	$ 2.11	$ 1.87
Diluted earnings per share	$ 2.05	$ 1.82
Average common shares outstanding:		
Basic	224,966,297	230,549,330
Diluted	230,739,490	237,653,561
Cash dividends declared per share	$ .72	$ .61

CHARTER ONE FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(unaudited)

	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands, except per share data)				
ASSETS					
Cash and deposits with banks	$ 526,534	$ 586,018	$ 507,726	$ 446,701	$ 525,049
Federal funds sold and other	516	10,514	1,350,513	512	1,105,511
Total cash and cash equivalents	527,050	596,532	1,858,239	447,213	1,630,560
Investments securities:					
Available for sale	270,511	336,126	227,137	210,095	213,684
Held to maturity	3,952	3,691	4,157	3,973	4,642
Mortgage-backed securities:					
Available for sale	11,078,285	14,313,397	12,799,506	11,536,608	8,805,687
Held to maturity	292,336	362,768	445,207	540,781	648,153
Loans and leases, net	27,735,087	25,127,882	24,685,258	25,852,846	25,351,352
Loans held for sale	296,078	362,270	291,729	351,892	287,891
Bank owned life insurance	823,676	834,337	837,660	829,043	819,664
Federal Home Loan Bank and Federal Reserve Bank stock	700,170	694,073	679,339	681,923	676,927
Premises and equipment, net	391,615	375,256	355,084	353,730	348,675
Accrued interest receivable	147,254	153,346	149,989	154,962	155,543
Real estate and other collateral owned	48,198	40,220	42,106	42,980	42,988
Mortgage servicing rights	168,697	115,242	139,085	128,564	126,646
Goodwill	415,696	433,014	386,372	386,372	386,372
Other assets	380,647	386,785	347,735	375,090	351,682
Total assets	$43,279,252	$44,134,939	$43,248,603	$41,896,072	$39,850,466
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Checking accounts	$ 8,571,326	$ 9,149,326	$ 9,652,845	$ 9,650,433	$ 8,619,130
Money market and savings accounts	8,686,491	8,475,706	8,207,576	8,157,534	8,248,750
Certificates of deposit	10,788,421	10,314,742	9,523,194	9,719,876	10,218,625
Total deposits	28,046,238	27,939,774	27,383,615	27,527,843	27,086,505
Federal Home Loan Bank advances	9,820,184	10,582,255	10,446,630	9,037,925	7,574,583
Federal funds purchased and repurchase agreements	62,716	51,399	52,496	283,912	54,347
Other borrowings	704,629	706,083	707,591	708,853	710,282
Advance payments by borrowers for taxes and insurance	50,768	58,593	46,706	23,595	47,578
Accrued interest payable	65,075	46,418	72,017	38,372	66,193
Accrued expenses and other liabilities	1,288,801	1,387,835	1,307,416	1,191,747	1,295,185
Total liabilities	40,038,411	40,772,357	40,016,471	38,812,247	36,834,673
Shareholders' equity:					
Preferred stock — $.01 par value per share; 20,000,000 shares authorized and unissued	—	—	—	—	—
Common stock — $.01 par value per share; 360,000,000 shares authorized; 229,944,441, 229,946,762, 227,571,468, 227,571,468 and 227,577,813 shares issued	2,299	2,299	2,276	2,276	2,276
Additional paid-in capital	2,274,947	2,270,580	2,197,388	2,193,095	2,192,186
Retained earnings	1,098,042	1,009,784	908,486	824,564	732,731
Less 6,953,759, 3,851,660, 2,539,076, 2,781,151 and 1,158,700 shares of common stock held in treasury at cost	(215,085)	(116,652)	(74,423)	(82,610)	(35,087)
Accumulated other comprehensive income	80,638	196,571	198,405	146,500	123,687
Total shareholders' equity	3,240,841	3,362,582	3,232,132	3,083,825	3,015,793
Total liabilities and shareholders' equity	$43,279,252	$44,134,939	$43,248,603	$41,896,072	$39,850,466

CHARTER ONE FINANCIAL, INC.
SELECTED STATISTICAL DATA
(unaudited)

	Three Months Ended				
	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
Annualized returns and ratios based on net income:					
Return on average assets	1.46%	1.50%	1.38%	1.40%	1.46%
Return on average equity	20.12	19.86	18.48	19.11	18.89
Average equity to average assets	7.25	7.55	7.46	7.35	7.72
Net interest income to administrative expenses	1.46x	1.52x	1.63x	1.69x	1.69x
Administrative expenses to average assets	1.79%	1.76%	1.71%	1.70%	1.74%
Efficiency ratio(1)	41.84	41.14	39.77	39.25	39.90
Annualized return on average tangible equity(2)	23.59	22.74	21.29	22.18	21.70

(1)   Computed as the ratio of total administrative expenses to net interest income and total other income.

(2)   Computed as the ratio of net income, excluding the amortization of other intangible assets, to average tangible equity.

	Nine Months Ended	
	9/30/03	9/30/02
Annualized returns and ratios based on net income:		
Return on average assets	1.45%	1.50%
Return on average equity	19.52	19.47
Average equity to average assets	7.41	7.68
Net interest income to administrative expenses	1.54x	1.74x
Administrative expenses to average assets	1.75%	1.74%
Efficiency ratio(1)	40.92	39.64
Annualized return on average tangible equity(2)	22.58	22.38

(1)   Computed as the ratio of total administrative expenses to net interest income and total other income.

(2)   Computed as the ratio of net income, excluding the amortization of other intangible assets, to average tangible equity.

	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
End of period capitalization:					
Equity to assets	7.49%	7.62%	7.47%	7.36%	7.57%
Tangible equity to assets	6.45	6.56	6.50	6.36	6.52
Book value per share	$ 14.53	$ 14.87	$ 14.36	$ 13.72	$ 13.32
Tangible book value per share	12.52	12.81	12.50	11.86	11.47
Miscellaneous end-of-period data:					
Number of employees (full-time equivalents)	7,765	7,703	7,198	6,997	6,837
Number of full-service branches	566	522	477	461	459
Number of loan production offices	27	28	26	26	26
Number of ATMs	956	953	918	913	920

COMPOSITION OF DEPOSITS
(unaudited)

	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Checking accounts:					
Interest-bearing	$ 5,810,478	$ 6,493,279	$ 7,267,602	$ 7,460,530	$ 6,588,045
Noninterest-bearing	2,760,848	2,656,047	2,385,243	2,189,903	2,031,085
Total checking accounts	8,571,326	9,149,326	9,652,845	9,650,433	8,619,130
Money market and savings accounts	8,686,491	8,475,706	8,207,576	8,157,534	8,248,750
Total transaction accounts	17,257,817	17,625,032	17,860,421	17,807,967	16,867,880
Certificates of deposit:					
Retail	10,788,421	10,314,742	9,523,194	9,719,876	10,198,753
Brokered	—	—	—	—	19,872
Total certificates of deposit	10,788,421	10,314,742	9,523,194	9,719,876	10,218,625
Total deposits	$28,046,238	$27,939,774	$27,383,615	$27,527,843	$27,086,505

CHARTER ONE FINANCIAL, INC.
AVERAGE BALANCE SHEET, YIELDS AND COSTS
(unaudited)

	Three Months Ended				
	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Average balance sheet data:					
Interest-earning assets:					
Loans and leases	$26,993,081	$26,101,819	$25,851,471	$26,690,752	$25,460,404
Mortgage-backed securities	12,732,102	14,405,655	13,137,545	11,218,473	10,041,928
Investment securities	286,497	260,634	210,920	212,698	186,249
Other interest-earning assets	723,721	839,597	762,760	725,937	979,454
Total interest-earning assets	40,735,401	41,607,705	39,962,696	38,847,860	36,668,035
Allowance for loan and lease losses	(379,527)	(360,448)	(327,090)	(292,981)	(267,486)
Noninterest-earning assets(1)	3,272,787	3,044,576	3,150,359	2,946,801	2,968,951
Total assets	$43,628,661	$44,291,833	$42,785,965	$41,501,680	$39,369,500
Interest-bearing liabilities:					
Checking accounts	$ 6,166,100	$ 6,951,974	$ 7,541,679	$ 6,801,571	$ 6,283,029
Money market and savings accounts	8,545,286	8,332,278	7,929,274	8,579,110	8,378,267
Certificates of deposit	10,708,517	9,733,110	9,562,013	9,898,021	9,831,050
Total interest-bearing deposits	25,419,903	25,017,362	25,032,966	25,278,702	24,492,346
Federal Home Loan Bank advances	10,265,634	11,397,410	10,410,188	9,026,637	7,944,811
Other borrowings	871,430	874,062	866,495	945,945	929,957
Total interest-bearing liabilities	36,556,967	37,288,834	36,309,649	35,251,284	33,367,114
Noninterest-bearing liabilities:					
Demand deposit accounts	2,615,262	2,308,993	2,017,036	2,024,854	1,789,713
Other noninterest-bearing liabilities	1,292,960	1,349,173	1,266,385	1,175,213	1,173,108
Total noninterest-bearing liabilities	3,908,222	3,658,166	3,283,421	3,200,067	2,962,821
Total liabilities	40,465,189	40,947,000	39,593,070	38,451,351	36,329,935
Shareholders' equity	3,163,472	3,344,833	3,192,895	3,050,329	3,039,565
Total liabilities and shareholders' equity	$43,628,661	$44,291,833	$42,785,965	$41,501,680	$39,369,500
Yields and costs during period:					
Weighted average yield:					
Loans and leases(2)	5.46%	5.64%	5.86%	6.26%	6.43%
Mortgage-backed securities	4.24	4.48	4.80	5.06	5.81
Investment securities	5.04	5.15	5.87	5.70	6.44
Other interest-earning assets	4.07	3.70	3.87	4.41	3.89
Total interest-earning assets	5.05	5.19	5.48	5.88	6.19
Weighted average cost(3):					
Checking accounts	.96	1.35	1.65	1.92	2.13
Money market and savings accounts	1.10	1.50	1.55	1.93	2.12
Certificates of deposit	2.86	2.97	3.09	3.19	3.32
Total interest-bearing deposits	1.81	2.03	2.17	2.42	2.61
Federal Home Loan Bank advances	3.89	3.66	3.88	4.64	5.18
Other borrowings	6.03	6.38	6.10	5.74	5.97
Total interest-bearing liabilities	2.49	2.63	2.75	3.07	3.31
Interest rate spread	2.56	2.56	2.73	2.81	2.88
Net yield on interest-earning assets	2.80	2.84	2.99	3.07	3.17

(1)   Includes mark-to-market adjustments on securities available for sale.

(2)   Excludes impact of related tax benefits.

(3)   Includes the annualized effect of interest rate risk management instruments.

CHARTER ONE FINANCIAL, INC.
AVERAGE BALANCE SHEET, YIELDS AND COSTS
(unaudited)

	Nine Months Ended	
	9/30/03	9/30/02
	(Dollars in thousands)	
Average balance sheet data:		
Interest-earning assets:		
Loans and leases	$26,321,364	$25,296,320
Mortgage-backed securities	13,423,616	9,481,939
Investment securities	252,960	165,659
Other interest-earning assets	775,216	952,088
Total interest-earning assets	40,773,156	35,896,006
Allowance for loan and lease losses	(355,880)	(260,458)
Noninterest-earning assets(1)	3,156,356	2,863,644
Total assets	$43,573,632	$38,499,192
Interest-bearing liabilities:		
Checking accounts	$ 6,881,546	$ 6,102,712
Money market and savings accounts	8,271,203	7,915,705
Certificates of deposit	10,005,413	10,107,847
Total interest-bearing deposits	25,158,162	24,126,264
Federal Home Loan Bank advances	10,690,548	7,966,061
Other borrowings	870,680	598,769
Total interest-bearing liabilities	36,719,390	32,691,094
Noninterest-bearing liabilities:		
Demand deposit accounts	2,315,988	1,745,700
Other noninterest-bearing liabilities	1,309,737	1,104,913
Total noninterest-bearing liabilities	3,625,725	2,850,613
Total liabilities	40,345,115	35,541,707
Shareholders' equity	3,228,517	2,957,485
Total liabilities and shareholders' equity	$43,573,632	$38,499,192
Yields and costs during period:		
Weighted average yield:		
Loans and leases(2)	5.65%	6.61%
Mortgage-backed securities	4.51	5.99
Investment securities	5.30	7.02
Other interest-earning assets	3.87	3.76
Total interest-earning assets	5.24	6.37
Weighted average cost(3):		
Checking accounts	1.34	2.20
Money market and savings accounts	1.38	2.23
Certificates of deposit	2.97	3.54
Total interest-bearing deposits	2.00	2.78
Federal Home Loan Bank advances	3.81	5.22
Other borrowings	6.17	6.96
Total interest-bearing liabilities	2.62	3.45
Interest rate spread	2.62	2.92
Net yield on interest-earning assets	2.88	3.24

(1)   Includes mark-to-market adjustments on securities available for sale.

(2)   Excludes impact of related tax benefits.

(3)   Includes the annualized effect of interest rate risk management instruments.

CHARTER ONE FINANCIAL, INC.
LOAN AND LEASE ACTIVITY
(unaudited)

	Three Months Ended				
	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Originations:					
Real estate:					
Permanent:					
One-to-four family	$3,896,869	$3,555,968	$ 3,095,718	$3,440,287	$2,481,022
Multifamily	75,185	57,451	51,440	48,281	49,187
Commercial	124,806	60,226	90,213	62,335	48,601
Total permanent loans	4,096,860	3,673,645	3,237,371	3,550,903	2,578,810
Construction:					
One-to-four family	62,180	53,537	35,556	40,674	54,377
Multifamily	30,371	7,613	19,283	40,408	13,950
Commercial	16,656	30,246	10,830	53,469	29,385
Total construction loans	109,207	91,396	65,669	134,551	97,712
Total real estate loans originated	4,206,067	3,765,041	3,303,040	3,685,454	2,676,522
Retail consumer	1,431,291	1,209,221	1,079,290	1,205,611	948,632
Automobile	909,477	1,026,245	981,114	916,539	1,012,926
Consumer finance	128,536	122,839	101,927	100,568	73,931
Leases	152,279	73,946	101,571	200,083	110,428
Corporate banking	443,732	473,677	448,326	451,915	512,600
Total loans and leases originated	7,271,382	6,670,969	6,015,268	6,560,170	5,335,039
Acquired through business combinations and purchases	2,737	403,324	3,765	4,316	2,637
Sales and principal reductions:					
Loans sold	1,067,083	885,179	763,051	742,255	527,011
Loans exchanged for mortgage-backed securities	225,498	2,346,609	3,419,116	1,600,962	809,167
Principal reductions	3,447,925	3,260,094	3,025,830	3,587,423	2,943,422
Total sales and principal reductions	4,740,506	6,491,882	7,207,997	5,930,640	4,279,600
Increase (decrease) before net items	$2,533,613	$ 582,411	$(1,188,964)	$ 633,846	$1,058,076

	Nine Months Ended	
	9/30/03	9/30/02
	(Dollars in thousands)	
Originations:		
Real estate:		
Permanent:		
One-to-four family	$10,548,555	$ 7,113,855
Multifamily	184,076	108,885
Commercial	275,245	175,375
Total permanent loans	11,007,876	7,398,115
Construction:		
One-to-four family	151,273	27,720
Multifamily	57,267	38,938
Commercial	57,732	111,108
Total construction loans	266,272	177,766
Total real estate loans originated	11,274,148	7,575,881
Retail consumer	3,719,802	2,885,687
Automobile	2,916,836	2,478,734
Consumer finance	353,302	185,352
Leases	327,796	321,013

Corporate banking	1,365,735	1,265,413
Total loans and leases originated	19,957,619	14,712,080
Acquired through business combinations and purchases	409,826	213,992
Sales and principal reductions:		
Loans sold	2,715,313	1,652,269
Loans exchanged for mortgage-backed securities	5,991,223	5,066,120
Principal reductions	9,733,849	8,262,966
Total sales and principal reductions	18,440,385	14,981,355
Increase (decrease) before net items	$ 1,927,060	$ (55,283)

CHARTER ONE FINANCIAL, INC.
ALLOWANCE FOR LOAN AND LEASE LOSSES
(unaudited)

	Three Months Ended				
	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Allowance for loan and lease losses:					
Balance, beginning of period	$376,393	$355,926	$328,017	$292,800	$267,155
Provision for loan and lease losses	37,663	35,360	61,471	60,314	47,695
Acquired through business combination	—	4,969	—	—	—
Loans and leases charged off:					
One-to-four family	(655)	(1,036)	(670)	(1,127)	(643)
Commercial real estate	(474)	(253)	(500)	(144)	(290)
Retail consumer	(2,819)	(2,596)	(3,478)	(3,004)	(2,308)
Automobile	(15,869)	(13,628)	(16,450)	(15,941)	(16,429)
Consumer finance	(4,396)	(3,975)	(4,537)	(5,785)	(5,160)
Leases	—	(2,095)	(6,061)	(88)	(519)
Corporate banking	(6,610)	(2,652)	(7,245)	(5,799)	(4,776)
Total charge-offs	(30,823)	(26,235)	(38,941)	(31,888)	(30,125)
Recoveries:					
One-to-four family	31	41	17	42	881
Commercial real estate	68	61	148	41	488
Retail consumer	1,044	548	433	588	484
Automobile	4,279	4,561	4,115	3,582	3,574
Consumer finance	329	235	105	191	238
Leases	228	606	393	1,897	430
Corporate banking	143	321	168	450	1,980
Total recoveries	6,122	6,373	5,379	6,791	8,075
Net loan and lease charge-offs	(24,701)	(19,862)	(33,562)	(25,097)	(22,050)
Balance, end of period	$389,355	$376,393	$355,926	$328,017	$292,800
Net charge-offs to average loans and leases (annualized)	.37%	.30%	.52%	.38%	.35%

	Nine Months Ended	
	9/30/03	9/30/02
	(Dollars in thousands)	
Allowance for loan and lease losses:		
Balance, beginning of period	$328,017	$ 255,478
Provision for loan and lease losses	134,494	131,689
Acquired through business combination	4,969	3,184
Loans and leases charged off:		
One-to-four family	(2,361)	(4,675)
Commercial real estate	(1,227)	(1,208)
Retail consumer	(8,893)	(10,096)
Automobile	(45,947)	(63,024)
Consumer finance	(12,908)	(20,610)
Leases	(8,156)	(2,780)
Corporate banking	(16,507)	(10,813)
Total charge-offs	(95,999)	(113,206)
Recoveries:		
One-to-four family	89	915
Commercial real estate	277	618
Retail consumer	2,025	1,246
Automobile	12,955	9,105
Consumer finance	669	333
Leases	1,227	430
Corporate banking	632	3,008
Total recoveries	17,874	15,655
Net loan and lease charge-offs	(78,125)	(97,551)

Balance, end of period	$389,355	$ 292,800
Net charge-offs to average loans and leases (annualized)	.40%	.51%

CHARTER ONE FINANCIAL, INC.
NET CHARGE-OFFS TO AVERAGE LOANS AND LEASES
(unaudited)

	Three Months Ended				
	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Average loans and leases:					
Mortgage	$11,481,071	$11,126,226	$11,083,170	$11,659,164	$11,265,962
Retail consumer	4,535,869	4,329,896	4,510,460	5,264,728	4,969,219
Automobile	6,317,768	6,088,204	5,763,289	5,447,392	5,035,920
Consumer finance	1,055,588	1,023,295	995,653	980,524	972,843
Leases	2,116,646	2,127,384	2,145,022	2,085,474	2,029,779
Corporate banking	1,486,139	1,406,814	1,353,877	1,253,470	1,186,681
Total average loans and leases	$26,993,081	$26,101,819	$25,851,471	$26,690,752	$25,460,404
Net charge-offs (recoveries) to average loans and leases (annualized):					
Mortgage	.04%	.04%	.04%	.04%	(.02)%
Retail consumer	.16	.19	.27	.18	.15
Automobile	.73	.60	.86	.91	1.02
Consumer finance	1.54	1.46	1.78	2.28	2.02
Leases	(.04)	.28	1.06	(.35)	.02
Corporate banking	1.74	.66	2.09	1.71	.94
Total	.37	.30	.52	.38	.35

LOAN AND LEASE PORTFOLIO
(unaudited)

	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Loan and lease portfolio, net(1):					
One-to-four family:					
Permanent:					
Fixed rate	$ 6,737,463	$ 5,411,639	$ 5,506,314	$ 5,869,554	$ 5,942,919
Adjustable rate	2,600,507	2,577,778	2,546,426	2,437,166	2,694,956
Construction	451,093	418,485	412,973	427,729	427,871
	9,789,063	8,407,902	8,465,713	8,734,449	9,065,746
Commercial real estate:					
Multifamily	752,006	739,464	705,851	730,263	776,382
Commercial	1,181,362	1,148,073	1,058,610	1,024,840	1,055,564
Construction	528,628	536,330	496,106	506,178	498,690
	2,461,996	2,423,867	2,260,567	2,261,281	2,330,636
Consumer:					
Retail	4,999,488	4,180,702	4,173,080	5,494,453	5,008,393
Automobile	6,376,830	6,247,964	5,934,502	5,606,329	5,281,731
Consumer finance	1,073,054	1,038,517	1,005,077	984,772	973,981
	12,449,372	11,467,183	11,112,659	12,085,554	11,264,105
Business:					
Leases	2,166,350	2,104,713	2,125,905	2,133,468	2,028,687
Corporate banking	1,553,739	1,462,880	1,368,069	1,318,003	1,242,869
	3,720,089	3,567,593	3,493,974	3,451,471	3,271,556
Loans and leases before allowance for loan and lease losses	28,420,520	25,866,545	25,332,913	26,532,755	25,932,043
Allowance for loan and lease losses	(389,355)	(376,393)	(355,926)	(328,017)	(292,800)
Loans and leases, net(1)	$28,031,165	$25,490,152	$24,976,987	$26,204,738	$25,639,243
Portfolio of loans serviced for others	$16,700,490	$18,948,077	$18,713,649	$16,893,609	$16,840,025

---

(1)   Includes loans held for sale.

CHARTER ONE FINANCIAL, INC.
NONPERFORMING AND UNDERPERFORMING ASSETS

(unaudited)

	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands)				
Nonperforming assets:					
Nonaccrual loans and leases:					
Real estate mortgage loans:					
One-to-four family	$ 22,784	$ 25,723	$ 27,867	$ 27,904	$ 31,528
Multifamily and commercial	11,333	16,764	5,591	5,369	6,621
Construction and land	22,974	27,483	8,015	9,885	10,598
Total real estate mortgage loans	57,091	69,970	41,473	43,158	48,747
Retail consumer	10,405	10,652	12,046	13,937	14,128
Automobile	—	—	—	—	—
Consumer finance	42,589	43,175	42,562	40,227	38,403
Leases	6,569	6,877	15,264	6,211	7,964
Corporate banking	25,078	35,595	42,068	39,098	37,230
Total nonaccrual loans and leases	141,732	166,269	153,413	142,631	146,472
Restructured real estate mortgage loans	481	488	494	501	1,149
Total nonperforming loans and leases	142,213	166,757	153,907	143,132	147,621
Real estate and other collateral owned	47,249	39,278	40,020	40,776	40,270
Total nonperforming assets	$189,462	$206,035	$193,927	$183,908	$187,891
Ratio of:					
Nonperforming loans and leases to total loans and leases	.51%	.65%	.62%	.55%	.58%
Nonperforming assets to total assets	.44	.47	.45	.44	.47
Nonperforming assets to total loans, leases and real estate and other collateral owned	.67	.81	.78	.70	.73
Allowance for loan and lease losses to:					
Nonperforming loans and leases	273.78	225.71	231.26	229.17	198.35
Total loans and leases before allowance	1.37	1.46	1.40	1.24	1.13
Accruing loans and leases delinquent more than 90 days:					
Real estate mortgage loans:					
One-to-four family	$ 21,239	$ 18,056	$ 23,507	$ 25,643	$ 24,854
Multifamily and commercial	—	396	—	—	—
Construction and land	—	—	—	—	—
Total real estate mortgage loans	21,239	18,452	23,507	25,643	24,854
Retail consumer	2,654	3,056	3,229	4,758	5,630
Automobile	2,680	2,254	3,579	3,621	2,595
Consumer finance	23,298	21,172	27,395	26,739	25,269
Leases	—	—	181	19	—
Corporate banking	311	117	471	1,536	1,955
Total accruing loans and leases delinquent more than 90 days	$ 50,182	$ 45,051	$ 58,362	$ 62,316	$ 60,303
Total underperforming assets	$239,644	$251,086	$252,289	$246,224	$248,194
Ratio of:					
Underperforming assets to total assets	.55%	.57%	.58%	.59%	.62%
Underperforming assets to total loans, leases and real estate and other collateral owned	.85	.98	1.01	.94	.97

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CHARTER ONE FINANCIAL, INC.

Date: October 16, 2003

By: /s/ Robert J. Vana

Robert J. Vana
Senior Vice President, Chief
Corporate Counsel and Corporate Secretary